EXHIBIT 1

Chunghwa Telecom holds investor conference call for the third quarter of 2012 operation results

Date of events: 2012/10/18

Contents:

1.Date of the investor conference:2012/10/26

2.Time of the investor conference: 17:00

3.Location of the investor conference: teleconference

4.Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/ir at 16:00 Taipei Time Oct. 26, 2012.

5.The presentation of the investor conference release: Please refer to http://newmops.tse.com.tw/

6.Will the presentation be released in the Company’s website: Yes. Presentation will be released on http://www.cht.com.tw/ir

7.Any other matters that need to be specified: None.